Exhibit 10.1

CAPITAL SUPPORT AGREEMENT

THIS CAPITAL SUPPORT AGREEMENT (this "Agreement") is made as of the 30th day of June, 2008, by and among Legg Mason, Inc., a Maryland corporation ("Legg Mason"), LM Capital Support V, LLC, a Maryland limited liability company ("LMSub" and, together with Legg Mason, the "Support Providers"), and Western Asset Money Market Fund, a series of Legg Mason Partners Money Market Trust (the "Fund").

WITNESSETH:

WHEREAS, Legg Mason Partners Money Market Trust is an investment company registered with the Securities and Exchange Commission in accordance with the Investment Company Act of 1940 (as amended, the "1940 Act");

WHEREAS, the Fund is a money market fund that seeks to maintain a stable net asset value using the Amortized Cost Method as defined in and in accordance with Rule 2a-7 promulgated under the 1940 Act (as amended, "Rule 2a-7");

WHEREAS, the Fund holds notes and other instruments (the "Notes") issued by structured investment vehicles listed in Schedule A attached hereto (each, an "Issuer");

WHEREAS, Rule 2a-7(c)(6)(ii) requires a money market fund to "dispose of [a portfolio] security as soon as practicable consistent with achieving an orderly disposition of the security, …, absent a finding by the board of directors that disposal of the portfolio security would not be in the best interests of the money market fund (which determination may take into account, among other factors, market conditions that could affect the orderly disposition of the portfolio security)" upon the occurrence of certain events;

WHEREAS, one or more of the events specified in Rule 2a-7(c)(6)(ii) have occurred with respect to the Notes;

WHEREAS, a sale of the Notes under current market conditions is unlikely to result in the full recovery of the Fund's investments, and may cause the Fund to realize losses;

WHEREAS, Legg Mason is the sole stockholder of the Fund's manager and LMSub is a subsidiary of Legg Mason;

WHEREAS, the Board of Trustees of the Fund (the "Board") will consider this Agreement in determining whether disposal of the Notes currently would be in the best interest of the Fund:

NOW, THEREFORE, in consideration of the above premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Support Providers hereby agree as follows:

1. <u>Definitions</u>. In addition to the terms defined elsewhere in the Agreement, the following terms have the meanings indicated:

(a) "Amortized Cost Value" means, with respect to any Eligible Note held by the Fund, the value of that Eligible Note as determined using the Amortized Cost Method in accordance with Rule 2a-7 on the relevant date. Solely for purposes of calculating the amount of the Loss under this Agreement, if an Eligible Note is received in an exchange or restructuring, the Amortized Cost Value of such Eligible Note shall be increased by the excess, if any, of the Amortized Cost Value of the predecessor Note as of the time immediately preceding the exchange over the sum of the Amortized Cost Value of the Eligible Note and any cash received in such exchange.

(b) "Capital Contribution" means a cash contribution by either Support Provider to the Fund for which the Support Provider does not receive any shares or other consideration from the Fund.

(c) "Contribution Event" means, with respect to any Eligible Note held by any Fund, any of the following occurrences:

(i) any sale of the Eligible Note by the Fund for cash in an amount, after deducting any commission or similar transaction costs, less than the Amortized Cost Value of the Eligible Note sold as of the date of settlement;

(ii) receipt of final payment on the Eligible Note in an amount less than the Amortized Cost Value of that Eligible Note as of the date such payment is received;

(iii) issuance of orders by a court having jurisdiction over the matter discharging the Issuer from liability for the Eligible Note and providing for payments on that Eligible Note in an amount less than the Amortized Cost Value of that Eligible Note as of the date such payment is received; and

(iv) receipt of new securities that are "Eligible Securities," as defined in paragraph (a)(10) of Rule 2a-7, in exchange for or replacement of Eligible Notes if the Amortized Cost Value of such new securities is less than the Amortized Cost Value of such Eligible Notes on the date of exchange or replacement.

(d) "Eligible Notes" mean the Notes held by the Fund as portfolio securities on the date hereof or any securities or other instruments received in exchange for, or as a replacement of, the Notes or any Eligible Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes or Eligible Notes are exchanged for, or replaced with, new securities of the Issuer or a third party, other than Notes or securities which are or become "Eligible Securities" as defined in paragraph (a)(10) of Rule 2a-7.

(e) "Loss" incurred as a result of a Contribution Event means the excess of the Amortized Cost Value of the Eligible Notes subject to a Contribution Event over the amount received by the Fund in connection with such Contribution Event.

(f) "Maximum Contribution Amount" means $125,000,000.

(g) "Segregated Account" means an account established by LMSub for the benefit of the Fund at a bank which is a qualified custodian under the 1940 Act, which may be an interest-bearing account and/or which account's assets may be invested in money market instruments. On any business day during the term of the Agreement the Segregated Account shall hold cash or cash equivalent securities in an amount equal to the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund. The assets of the Segregated Account shall be available to the Fund by means of ACH transfer initiated by the Fund without the requirement of further action or consent by LMSub.

2. Covenants of the Fund. The Fund agrees that:

(a) To the extent consistent with the Fund's interest, the Board shall consult with the Support Providers with respect to all decisions regarding each Eligible Note (including, but not limited to, any decision to sell the Eligible Note or to forgo the right to any payment) prior to the occurrence of a Contribution Event with respect to that Eligible Note. Nothing in this Agreement shall be construed to cause the delegation by the Board to any person any authority which is not permitted to be delegated under Rule 2a-7.

(b) The Fund will retain any Capital Contribution and not include the Capital Contribution in any dividend or other distribution to the Fund's shareholders. For the avoidance of doubt, for purposes of this subparagraph, the redemption of the Fund's shares shall not constitute a "distribution" to shareholders.

(c) Prior to the Fund taking any action or receiving any payment that would result in a Contribution Event under clauses 1(c)(i) or (ii) above, the Fund will provide the Support Providers with no less than one business day's notice that the Fund intends to take such action or expects to receive such payment, and will sell to either of the Support Providers, if either elects to purchase (with such election to be in the form of a written notice delivered to the Fund by such Support Provider in accordance with the notice provisions of Section 6(d) within one business day of the aforesaid notice by the

Fund), all of the Eligible Notes that are the subject of the intended action at a cash price equal to the greater of (i) the Amortized Cost Value of such Eligible Notes, including all accrued and unpaid interest thereon and (ii) the market value of such Eligible Notes. The Fund will also sell to either of the Support Providers at any time within five business days before the date on which the Fund is required to sell Eligible Notes under clause (d) below, if either elects to purchase (with such election to be in the form of a written notice delivered to the Fund by such Support Provider in accordance with the notice provisions of Section 6(d) hereof, to be received by the Fund at least one business day prior to the date on which the Fund is required to sell the Eligible Notes under clause (d) below), all Eligible Notes that are outstanding and held by the Fund at a cash price equal to the greater of (i) the Amortized Cost Value of such Eligible Notes, including all accrued and unpaid interest thereon and (ii) the market value of such Eligible Notes.

(d) The Fund will promptly sell the Eligible Notes, to the extent they otherwise continue to be held by the Fund, on the business day immediately prior to the date set forth in subparagraph 3(c)(iii).

3. Contributions to Fund.

(a) If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement.

(b) The Support Providers shall make the Capital Contribution to the Fund not later than one business day after the occurrence of a Contribution Event, by 12:00 noon, Eastern Time. Each Capital Contribution made hereunder shall be made in immediately available funds, without deduction, set-off or counterclaim, to the Fund.

(c) The obligation of the Support Providers to make Capital Contributions pursuant to this Agreement shall terminate upon the earlier of (such occurrence, the "Termination Event"): (i) the Support Providers have made Capital Contributions equal to the Maximum Contribution Amount, (ii) the Fund no longer holds Eligible Notes, or (iii) 5:00 p.m. Eastern Time on March 31, 2009. If an event constitutes both a Termination Event and a Contribution Event, then the Termination Event will not be deemed to have occurred until the Support Providers have made any Capital Contributions required under this Agreement with respect to such Contribution Event.

(d) The obligations of the Support Providers to make Capital Contributions hereunder shall be joint and several. Any required Capital Contribution hereunder may be made by either Support Provider, in the sole discretion of the Support Providers, provided, however, nothing contained herein shall in any manner limit the Fund's rights to receive all amounts due hereunder, including, without limitation, its right to draw funds from the Segregated Account as provided for herein.

(e) If the Support Providers make a Capital Contribution when due, then the amount that LMSub is obligated to maintain in the Segregated Account shall be reduced to give effect to such Capital Contribution. In the event that the Support Providers do not make a Capital Contribution when due, the Fund will draw funds from the Segregated Account by 4:00 p.m. on the day that such Capital Contribution was required to have been made and in an amount equal to the Capital Contribution that is due. Any amount withdrawn from the Segregated Account shall be deemed to be a Capital Contribution made hereunder by the Support Providers.

4. <u>Reliance by the Fund and the Board</u>. The Support Providers acknowledge and consent to:

(a) The Board's reliance on the Support Providers' obligations under this Agreement in making any determination required under Rule 2a-7;

(b) For purposes of calculating the Fund's current mark-to-market net asset value for purposes of Rule 2a-7, the inclusion of the Capital Contribution that would be payable under this Agreement if all the Eligible Notes were sold on the date of such calculation for the market value used to calculate such net asset value;

(c) The inclusion of the Capital Contribution that would be payable to the Fund under this Agreement if all of the Eligible Notes were sold on the date of such net asset value calculation in the Fund's audited or unaudited financial statements, to the extent required by generally accepted accounting principles; and

(d) The Support Providers' obligations under this Agreement shall be supported by the Segregated Account as defined in Section 1(g) of this Agreement.

5. <u>Representations and Warranties</u>. The Support Providers hereby represent and warrant that:

(a) They are duly organized and validly existing under the laws of the State of Maryland and are in good standing under such laws;

(b) They have taken all necessary action to authorize the execution, delivery and performance of this Agreement; and

(c) Their obligations under this Agreement constitute their legal, valid and binding obligations, enforceable in accordance with its terms subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law).

6. General.

(a) None of the parties may assign its rights under this Agreement to any person or entity, in whole or in part, without the prior written consent of the other parties.

(b) No waiver of any provision hereof or of any right or remedy hereunder shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. No delay in exercising, no course of dealing with respect to or no partial exercise of any right or remedy hereunder shall constitute a waiver of any other right or remedy, or future exercise thereof.

(c) If any provision of this Agreement is determined to be invalid under any applicable statute or rule of law, it is to that extent to be deemed omitted, and the balance of this Agreement shall remain enforceable.

(d) Subject to the next sentence, all notices shall be in writing and shall be deemed to be delivered when received by certified mail, postage prepaid, return receipt requested, or when sent by facsimile or e-mail confirmed by call back. All notices shall be directed to the address set forth under the party's signature or to such other address as either party may, form time to time, designate by notice to the other party.

(e) No amendment, change, waiver or discharge hereof shall be valid unless in writing and signed by the Support Providers and the Fund, and, to the extent of any change to the date set forth in Section 3(c)(iii) hereof, the approval of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Staff"). In addition, the parties hereto hereby agree to provide the Staff with prompt written notice of any amendment, change or waiver to this Agreement which does not otherwise require the Staff's approval.

(f) This Agreement shall be governed in all respects by the laws of the State of Maryland without regard to its conflict of laws provisions.

(g) This Agreement constitutes the complete and exclusive statement of all mutual understanding between the parties with respect to the subject matter hereof, superseding all prior or contemporaneous proposals, communications and understanding, oral or written.

(h) This Agreement is solely for the benefit of the Fund and the Support Providers, and no other person shall acquire or have any rights under or by virtue of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Support Providers and the Fund have caused this Capital Support Agreement to be duly executed this 30th day of June, 2008.

By: /s/ Charles J. Daley, Jr.
Name: Charles J. Daley, Jr.
Title: Chief Financial Officer,
    Senior Vice President and
    Treasurer

ADDRESS FOR NOTICES:
100 Light Street
Baltimore, Maryland 21202

LM CAPITAL SUPPORT V, LLC

By: /s/ Charles J. Daley, Jr.
Name: Charles J. Daley, Jr.
Title: President and Treasurer

ADDRESS FOR NOTICES:
100 Light Street
Baltimore, Maryland 21202

WESTERN ASSET
MONEY MARKET FUND,
A SERIES OF LEGG
MASON PARTNERS
MONEY MARKET TRUST

By: /s/ R. J. Gerken
Name: R. J. Gerken
Title: Chairman, President and
    Chief Executive Officer

ADDRESS FOR NOTICES:
100 Light Street
Baltimore, Maryland 21202

SCHEDULE A

CUSIP	Security Description/Issuer	Maturity Date	Quantity Held
05461FAD9	Axon Financial Funding LLC	08/14/2008	$100,000,000
05461FAM9	Axon Financial Funding LLC	08/14/2008	$50,000,000
05461FBA4	Axon Financial Funding LLC	08/14/2008	$20,000,000
05461FBF3	Axon Financial Funding LLC	08/14/2008	$50,000,000
05461FBM8	Axon Financial Funding LLC	08/14/2008	$100,000,000